csi wireless™

• CSI Wireless Inc.
• 4110 - 9 Street SE • Calgary • AB • Canada • T2G 3C4 • www.csi-wireless.com
• Phone (403) 259-3311 • Fax (403) 259-8866

November 16, 2006

Office of International Corporate Fina
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: CSI Wireless Inc. Rule 12g3-2(b) Submission
File No. 82-34943

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we furnish you herewith the following:

1. Press Release dated November 14, 2006 – Hemisphere GPS, a Division of CSI Wireless, Introduces New High Accuracy, Multipurpose Crescent DGPS Receivers
2. Interim Management Discussion and Analysis, Third Quarter ended September 30, 2006
3. Consolidated Financial Statements, Third Quarter ended September 30, 2006
4. Form 52-109F2, Certification of Interim Filings, CFO, November 10, 2006
5. Form 52-109F2, Certification of Interim Filings, CEO, November 10, 2006
6. Press Release dated November 9, 2006 – CSI Wireless Third Quarter Results
7. Press Release dated October 21, 2006 – CSI Wireless Responds to Claim
8. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated September 14, 2006
9. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated September 14, 2006
10. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated September 14, 2006
11. Toronto Stock Exchange Form 3 – Change in Officers/Directors/Trustees dated August 31, 2006

Please contact us should you have any questions, 403-259-3311.

Yours truly,
CSI Wireless Inc.

Tracy Bedard
Executive Assistant

11/27

Hemisphere GPS

csi wireless™

File No. 82-34943

www.hemispheregps.com - www.csi-wireless.com

Toronto Stock Exchange Symbol: CSY

Hemisphere GPS, a Division of CSI Wireless, Introduces New High Accuracy, Multipurpose Crescent DGPS Receivers

Calgary, Alberta – November 14, 2006 - (TSX:CSY): CSI's Hemisphere GPS division, a designer and manufacturer of GPS products used in more than 50 countries, has announced the introduction of its new Crescent™ R100 Series DGPS Receiver. The Crescent R100 is the ideal solution for professional mapping, guidance and navigation applications. It joins the Crescent A100 Smart Antenna, Outback S2 and Outback BaseLine as the latest development to take advantage of Hemisphere GPS' powerful Crescent technology.

"The Crescent R100 Series is an example of the continuous portfolio of innovation we are achieving under our GPS focused strategy," said Steven Koles, President and CEO of Hemisphere GPS. "The Crescent R100 Series will be a key offering for us as we expand into new market segments".

Powered by Hemisphere GPS' Crescent technology, the R100 Series features:

- 12 Channel L1 GPS receiver with code and phase measurements
- Reliable DGPS positioning under 60 cm with an output rate of up to 20 times per second
- Especially fast start-up and signal reacquisition times
- Simple user interface and status lights allows easy configuration and receiver monitoring
- Available with several options for DGPS sources including Satellite Based Augmentation Systems (WAAS, EGNOS, etc.), Radio Beacon and OmniSTAR corrections
- Compatible with our exclusive L-Dif technology, for applications requiring accuracy under 20cm
- Radar-simulated pulse output provides accurate ground speed

These portable and versatile receivers also features Hemisphere GPS' exclusive COAST™ and e-Dif ® technologies. COAST software enables Hemisphere GPS receivers to utilize old differential GPS correction data for 40 minutes or more without significantly affecting the quality of positioning. When using COAST, the user is less likely to be affected by differential GPS signal outages due to signal blockages, weak signals or interference. No competing products offer this flexibility.

e-Dif technology enables Hemisphere GPS receivers to achieve DGPS-quality positioning accuracies without the need for a differential signal. It is ideal for locations where other differential services are limited or expensive. The Crescent R100 Series will replace the SLXg3 and MAX Series of receivers.

The release of these new Crescent-based products has aided Hemisphere GPS' ability to enhance its presence geographically in strategic markets such as Australia and South America, where its restructured distribution channels recently generated $2 million in purchase orders for Crescent-based products that are expected to be completed before the end of the Company's second quarter in June 2007. Higher sales in the Southern Hemisphere are important to the Company in helping offset seasonality within the business.

For further information on this product series, please visit www.hemispheregps.com.

About CSI Wireless and Hemisphere GPS

Hemisphere GPS, a division of CSI Wireless, designs and manufactures innovative, cost-effective GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets and owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

John Bohlke
Product Marketing Manager
Hemisphere GPS
Phone: (480) 348-9919
E-mail: jbohlke@hemisphergps.com
www.hemispheregps.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

CSI Wireless Inc.
Interim Management Discussion and Analysis
Third Quarter Ended September 30, 2006

Interim Management Discussion and Analysis

The following discussion and analysis is effective as of November 10, 2006 and should be read together with the unaudited interim consolidated financial statements and the accompanying notes.

Overview

CSI Wireless Inc. ("CSI" or the "Company") designs and manufactures innovative and cost-effective GPS products for applications in the ground and aerial agriculture, marine, geographic information systems ("GIS") and other related markets. The Company owns leading brand names including Hemisphere GPS, Outback®, Satloc® and Del Norte, and has numerous patents and other intellectual property.

Results of Operations

Summary of Quarterly Results

	For the Quarter Ended							
(000's)	Dec 31 2004	Mar 31 2005	Jun 30 2005	Sep 30 2005	Dec 31 2005	Mar 31 2006	Jun 30 2006	Sep 30 2006
Sales	$ 7,836	$ 9,773	$ 11,642	$ 5,637	$ 5,625	$ 15,514	$ 16,907	$ 5,617
Gross margin	3,854	5,116	4,020	2,106	1,943	6,202	8,379	1,055
	49%	52%	35%	37%	35%	40%	50%	19%
Expenses:								
Research and development	921	933	933	1,094	990	1,170	1,227	1,134
Sales and marketing	690	661	1,727	1,626	1,818	2,819	2,342	1,772
General and administrative	693	1,049	1,295	1,537	1,387	1,330	1,532	1,347
Stock-based compensation	129	145	170	244	211	143	186	215
Amortization	237	197	499	565	592	587	619	638
	2,670	2,985	4,624	5,066	4,998	6,049	5,906	5,106
Earnings (loss) before undernoted items	1,184	2,131	(604)	(2,960)	(3,055)	153	2,473	(4,051)
Restructuring costs	–	–	–	–	–	–	1,043	–
Foreign exchange (gain) loss	600	(33)	(56)	733	145	67	762	(133)
Interest income	(20)	(42)	(16)	(43)	(38)	(16)	(94)	(84)
Earnings (loss) before income tax	604	2,206	(532)	(3,650)	(3,162)	102	762	(3,834)
Current income tax	145	45	(45)	–	–	–	–	–
Earnings (loss) from continuing operations	459	2,161	(487)	(3,650)	(3,162)	102	762	(3,834)
Earnings (loss) from discontinued operations	445	(844)	(615)	(2,139)	(3,302)	(9,257)	(2,929)	(1,978)
Net earnings (loss)	$ 904	$ 1,317	$ (1,102)	$ (5,788)	$ (6,464)	$ (9,155)	$ (2,167)	$ (5,812)
Earnings (loss) per common share from continuing operations *:								
Basic and diluted	$ 0.01	$ 0.06	$ (0.01)	$ (0.08)	$ (0.07)	$ 0.00	$ 0.02	$ (0.08)
Net earnings (loss) per common share *:								
Basic and diluted	$ 0.03	$ 0.04	$ (0.03)	$ (0.13)	$ (0.15)	$ (0.20)	$ (0.05)	$ (0.13)

** Calculated using quarterly weighted average number of shares outstanding.*

Quarter Ended September 30, 2006 versus Quarter Ended September 30, 2005

Discontinued Operations

As previously disclosed, the Company has made the strategic determination to focus its resources on its GPS product lines, where it views itself as a market leader with significant competitive advantages and intellectual property. In February 2006, the Company announced that it was in the process of finding buyers for its Telematics product line. On May 8, 2006, the Company closed the sale of its Fixed Wireless Telephone ("FWT") product line. On July 28, 2006, the Company announced it had signed a definitive agreement to sell the Location Tag product line of its Telematics business to Trace Technologies, LLC ("Trace") and continues to work with Trace at closing this transaction. The Company is also in discussions with a third party regarding the sale of certain of its other Telematics assets.

As a result of these actions, the financial components associated with the FWT and Telematics product lines have been presented as discontinued operations in the Company's financial statements. The primary implications of this treatment are:

- The results of operations of these product lines are removed from revenues and expenses and reported as a separate line in the statement of operations.
- The assets and liabilities of these product lines are presented separately in the appropriate sections of the balance sheet.
- The statement of operations and balance sheet treatment is applied retroactively for all periods presented.
- The assets of these product lines are measured at the lower of their carrying amount or their fair value less the expected costs to sell.

The results of operations reported in this MD&A have been presented with the revenues and expenses in the line item "loss from discontinued operations". The analysis of the results of operations and balance sheet components in this MD&A also reflect this accounting treatment. The results of operations reflect the continuing operations of the Hemisphere GPS product lines. Greater detail relating to discontinued operations is included in note 5 of the consolidated financial statements for the period ended September 30, 2006.

Revenue

For the three months ended September 30, 2006, revenue was $5.6 million, flat compared to revenues of $5.6 million for the same period of 2005. Substantially all of the Company's revenues are US dollar denominated. In US dollars, revenues increased during the quarter, however, Canadian dollar revenue has been tempered by the continued decline in the US dollar which weakened by 7% compared to the average rate for the three month period ended September 30, 2005. Revenues, in US dollars, increased for all Hemisphere GPS product lines except Air products where higher fuel costs and drought conditions, particularly in South America, negatively impacted sales relative to the prior year. In addition, the Company experienced product delays, including the Baseline product, which negatively impacted sales in the third quarter.

Gross Margin

Gross margins for the quarter of $1.1 million have decreased from $2.1 million for the same quarter of 2005. In percentage terms, gross margins have decreased to 19% from 37% in 2005.

During the quarter, a detailed assessment of the salability of both raw materials and finished product was conducted in connection with the Hemisphere GPS restructuring and the planning and implementation of the new ERP system. Based upon this assessment, Management determined that an additional reserve in the amount of $280 thousand was required. An additional write-down of approximately $720 thousand is an adjustment related to inventory costs included in warranty pool inventory that was originally purchased in the Outback Business acquisition in April 2005.

Adjusting for the impact of these inventory write-downs, normalized gross margins for Q3 would have remained flat year-over-year at 37%.

Expenses

Total operating expenses of $5.1 million increased by $40 thousand, or 1% compared to the same period in 2005.

Research and development expenses have increased by $41 thousand relative to the third quarter of 2005 as a result of continued investment in new product development to support the increasing focus on the GPS business. Sales and marketing expenses increased by $146 thousand compared to the third quarter of 2005 due primarily to the acquisition of the Del Norte business at the beginning of 2006. General and administrative expenses decreased by $191 thousand primarily resulting from improved operating efficiencies and the Hemisphere GPS restructuring activities initiated during the second quarter of 2006.

Other

The Company realized a foreign exchange gain of $133 thousand during the third quarter of 2006 compared to a foreign exchange loss of $733 thousand in 2005.

Discontinued Operations

The Company recorded a loss from discontinued operations of $2.0 million for the quarter ended September 30, 2006 compared to a loss of $2.1 million in 2005. As previously described, these amounts represent the results of operations of the FWT and Telematics product lines.

Summarized results for the FWT and Telematics product lines are as follows:

	Quarter Ended	
(000's)	Sep 30 2006	Sep 30 2005
Sales	$ 4,894	$ 6,504
Gross margin	930	870
	19%	13%
Operating expenses	2,913	3,021
Loss before undernoted items	(1,983)	(2,151)
Interest income	(5)	(12)
Loss from discontinued operations	$ (1,978)	$ (2,139)

Revenues for these product lines in the third quarter declined by 25% to $4.9 million from $6.5 million in the same quarter of 2005, due to the sale of the FWT product line as well as the continuing efforts to sell the Telematics product line and become a pure-play GPS company. Revenues are primarily comprised of the final shipments on fixed wireless telephone purchase orders that were not transferable in the sale of the FWT business in May 2006.

Operating expenses for the FWT and Telematics product lines of $2.9 million, were down from $3.0 million in third quarter of 2005. During the quarter, the Company recorded incremental provisions for bad debts of $2.5 million related to Wireless accounts receivable. The most significant component of this provision relates to accounts receivable for sales of fixed wireless telephones to India in the first quarter of 2006. The Company is aggressively pursuing collection of this account, however, believe collection is now uncertain.

Net Loss

The Company realized a loss from continuing operations of $3.8 million, or $0.08 per share (basic and diluted) in the third quarter of 2006, compared to a loss from continuing operations of $3.6 million, or $0.08 per share (basic and diluted) in the third quarter of 2005.

The consolidated net loss for the third quarter of both 2006 and 2005 was $5.8 million or $0.13 per share (basic and diluted).

Quarter Ended September 30, 2006 versus Quarter Ended June 30, 2006

Revenue

Revenue in the quarter was $5.6 million, a 67% decrease from revenue of $16.9 million in the second quarter of 2006. The decrease quarter-over-quarter is a result of the seasonality of the Company's agriculture business, with the lowest sales in the third and fourth quarters and the first and second quarters being the strongest.

Gross Margin

Gross margins of $1.0 million were down by 87% from $8.4 million in the second quarter. In percentage terms, gross margins of 19% in the third quarter were down from 50% in the second quarter. As discussed previously, gross margins in the quarter were negatively affected by one-time inventory cost adjustments of approximately $1.0 million. Without this write-down, normalized Q3 gross margins would have been 37%. The reduction in margin is also a result of product mix and the impact of allocating fixed costs across a lower revenue level in the third quarter relative to the second quarter.

Expenses

Operating expenses of $5.1 million for the three months ended September 30, 2006 were down from $5.9 million in the second quarter. Sales and marketing expenses of $1.8 million in the third quarter declined by $569 thousand primarily as a result of lower commissions expenses in the third quarter. General and administrative expenses decreased in the third quarter by $185 thousand due to the Company starting to see the effect of the Hemisphere GPS restructuring and management changes initiated in the second quarter of 2006.

Other

Restructuring costs of $1.0 million were recorded in the second quarter of 2006 associated with senior management changes and corporate restructuring activities related to the transition of the Company to a pure-play GPS company. No similar costs were incurred during the third quarter.

The Company earned interest income, net of interest expense, of $84 thousand in the third quarter, compared to $94 thousand for the second quarter. The Company is earning interest income on its cash balance, offset by interest expense on capital leases and long-term debt assumed with the Outback Business.

The Company recorded a foreign exchange gain of $133 thousand in the third quarter of 2006 versus a loss of $762 thousand during the second quarter.

Discontinued Operations

The Company recorded a loss from discontinued operations of $2.0 million for the quarter ended September 30, 2006 compared to a loss of $2.9 million in the second quarter. As previously described, these amounts represent the results of operations of the FWT and Telematics product lines.

Summarized results for the FWT and Telematics product lines are as follows:

	Quarter Ended	
(000's)	Sep 30 2006	June 30 2006
Sales	$ 4,894	$ 2,515
Gross margin	930	422
	19%	17%
Operating expenses	2,913	1,528
Loss before undernoted items	(1,983)	(1,106)
Gain on sale of product line	–	(190)
Severance and wind-down provisions	–	2,021
Interest income	(5)	(8)
Loss from discontinued operations	$ (1,978)	$ (2,929)

Prior to gain on sale, severance and wind-down provisions and interest, these product lines incurred an operating loss of $2.0 million in the third quarter of 2006, compared to $1.1 million in the second quarter.

Revenues for these product lines increased by 95% to $4.9 million from $2.5 million in the second quarter primarily as a result of completing shipments of fixed wireless telephones relating to an order that was not transferable on the sale of the FWT business in the second quarter.

Operating expenses increased to $2.9 million in the third quarter from $1.5 million in the second quarter as a result of the recognizing incremental bad debt reserves of $2.5 million as previously discussed, net of the reduction in operating costs due to the divestiture of the FWT business.

The Company recorded severance and wind-down provisions of $2.0 million in the second quarter – no similar costs were incurred in the third quarter.

A gain of $190 thousand was realized on the sale of the FWT product line during the second quarter. The amount of the gain represents the difference between the determination of the actual sale proceeds and costs compared to the estimated amounts used to determine the amount of goodwill impairment in the first quarter.

Net Earnings (Loss)

The loss from continuing operations was $3.8 million in the third quarter of 2006 compared to earnings of $762 thousand in the second quarter.

The Company realized a consolidated loss in the third quarter of 2006 of $5.8 million, or $0.13 per share (basic and diluted), compared to a net loss of $2.2 million, or $0.05 per share (basic and diluted) in the second quarter.

Liquidity and Capital Resources

During the quarter, the cash balance decreased by $5.8 million to $6.6 million at the end of the third quarter compared from $12.4 million at June 30, 2006. The primary items impacting the cash balance during the third quarter were:

- Cash used in continuing operations, prior to working capital changes, was $3.0 million.
- Inventories increased to $10.9 million at September 30, 2006 from $10.7 million at the end of June 2006. Prior to the impact of $1.0 million write-downs described previously, inventory increased by $1.2 million

due to the Company's focus on building product in preparation for expected increased customer demand as the Company enters the strongest selling season for agricultural products in the first half of 2007.

- Total capital spending related to continuing operations in the third quarter of 2006 was approximately $745 thousand relating primarily to costs incurred in the renovation of a distribution facility for the Company's agricultural products in Hiawatha, Kansas.
- Cash of $1.9 million was used in operating activities of the discontinued operations. This related primarily to the timing of payments against accounts payable relative to the collection of accounts receivable.
- During the second quarter 41,600 stock options were exercised for proceeds of $67 thousand.

CSI has an unused operating line of credit with its bank with a maximum borrowing limit of $7.0 million. The available borrowing limit under this operating line is determined based on trade receivables and inventory levels. The Company has entered into a general security agreement with its bank to secure such indebtedness.

The table below sets forth the repayment schedule of CSI's long-term debt and capital lease obligations at September 30, 2006:

	Payments Due by Period		
	Total	less than 1-year	1 to 3 years
Long-term debt	$ 406,782	$ 406,782	$ –
Capital lease obligations	481,212	288,275	192,937
Total	$ 887,994	$ 695,057	$ 192,937

Critical Accounting Policies and Estimates

CSI prepares its consolidated financial statements in Canadian dollars and in accordance with accounting principles generally accepted in Canada. There were no changes in accounting policies or significant estimates in the quarter.

In connection with the sale of the FWT business in the second quarter, the Company received 1,931,745 common shares of Telular Corporation. These marketable securities are accounted for using the cost method and are carried on the balance sheet at $6.2 million based on their value at the date of the sale of the FWT business. Declines in value that are other than temporary will result in a write-down of the asset to net realizable value. The market value of these shares at September 30, 2006 was $4.7 million (US $2.17 per share) and at November 9, 2006 was $5.3 million (US $2.44 per share).

Contingencies

As disclosed in note 6 of the September 30, 2006 financial statements, the Company was served with a statement of claim from Longview Advantage, Inc., a private Canadian company, relating to the Telematics activities of the Company. The Company believes the lawsuit claiming damages of $35 million is without merit and will vigorously defend its position, including the filing of a counterclaim against Longview.

csi wireless
File No.
82-34943

RECEIVED

Consolidated Financial Statements of

CSI WIRELESS INC.

Periods ended September 30, 2006 and 2005

CSI WIRELESS INC.

Consolidated Balance Sheets
(unaudited)

	September 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash	$ 6,569,021	$ 12,595,354
Accounts receivable	3,888,864	3,400,719
Inventories	10,853,584	11,030,410
Prepaid expenses and deposits	598,411	550,621
Marketable securities (notes 1 and 5)	6,159,692	–
Current assets of discontinued operations (note 5)	5,831,448	11,045,664
	33,901,020	38,622,768
Deferred commissions	301,863	24,472
Property and equipment	6,391,446	6,189,739
Intangible assets	4,501,350	4,727,733
Goodwill	22,961,432	22,394,799
Assets of discontinued operations (note 5)	493,852	18,229,059
	$ 68,550,963	$ 90,188,570
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,950,109	$ 2,999,227
Deferred revenue	489,878	–
Current portion of long-term debt	406,782	483,134
Current portion of capital lease obligations	288,275	284,922
Current liabilities of discontinued operations (note 5)	3,172,647	10,969,890
	8,307,691	14,737,173
Deferred revenue	1,579,211	222,413
Long-term debt	–	300,672
Capital lease obligations	192,937	408,411
Shareholders' equity:		
Share capital (note 3)	103,996,951	103,463,383
Contributed surplus	2,588,578	2,036,664
Deficit	(48,114,405)	(30,980,146)
	58,471,124	74,519,901
	$ 68,550,963	$ 90,188,570

See accompanying notes to consolidated financial statements.

csi wireless

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Sales	$ 5,617,430	$ 5,636,521	$ 38,037,987	$ 27,051,950
Cost of sales	4,562,414	3,530,206	22,401,843	15,810,404
	1,055,016	2,106,315	15,636,144	11,241,546
Expenses:				
Research and development	1,134,299	1,093,520	3,531,915	2,959,690
Sales and marketing	1,772,476	1,626,253	6,933,442	4,014,233
General and administrative	1,346,509	1,537,276	4,208,062	3,880,778
Stock-based compensation (note 3(c))	215,168	243,797	544,285	558,123
Amortization	637,533	565,306	1,843,437	1,261,746
	5,105,985	5,066,152	17,061,141	12,674,570
Loss before undernoted items	(4,050,969)	(2,959,837)	(1,424,997)	(1,433,024)
Restructuring costs	–	–	1,043,000	–
Foreign exchange (gain) loss	(132,998)	732,889	695,376	644,293
Interest income	(84,005)	(43,217)	(193,781)	(101,254)
Loss from continuing operations	(3,833,966)	(3,649,509)	(2,969,592)	(1,976,063)
Loss from discontinued operations (note 5)	(1,978,404)	(2,138,834)	(14,164,667)	(3,597,673)
Net loss	(5,812,370)	(5,788,343)	(17,134,259)	(5,573,736)
Deficit, beginning of period	(42,302,035)	(18,728,051)	(30,980,146)	(18,942,658)
Deficit, end of period	$ (48,114,405)	$ (24,516,394)	$ (48,114,405)	$ (24,516,394)
Loss per common share from continuing operations:				
Basic and diluted	$ (0.08)	$ (0.08)	$ (0.06)	$ (0.05)
Loss per common share:				
Basic and diluted	$ (0.13)	$ (0.13)	$ (0.37)	$ (0.14)
Weighted average shares outstanding:				
Basic	46,086,642	43,332,724	45,992,887	38,539,245
Diluted	49,340,921	43,563,001	49,340,921	39,007,166

See accompanying notes to consolidated financial statements.

csi wireless

CSI WIRELESS INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Cash flows from (used in) operating activities:				
Loss from continuing operations	$ (3,833,966)	$ (3,649,509)	$ (2,969,592)	$ (1,976,063)
Items not involving cash:				
Amortization	637,533	565,306	1,843,437	1,261,746
Stock-based compensation	215,168	243,797	544,285	558,123
Unrealized foreign exchange loss	8,855	(153,476)	4,748	(153,516)
	(2,972,410)	(2,993,882)	(577,122)	(309,710)
Change in non-cash operating working capital:				
Accounts receivable	(118,395)	587,531	(467,047)	(383,984)
Inventories	(179,430)	1,795,255	304,107	4,181,257
Prepaid expenses and deposits	(270,458)	(117,949)	(47,790)	(37,855)
Deferred commissions	(17,952)	–	(277,391)	–
Accounts payable and accrued liabilities	380,024	(2,086,399)	822,322	(1,694,774)
Deferred revenue	119,699	–	1,846,676	–
	(3,058,922)	(2,815,444)	1,603,755	1,754,934
Cash used in discontinued operations (note 5)	(1,875,884)	(3,654,152)	(7,888,870)	(4,860,464)
	(4,934,806)	(6,469,596)	(6,285,115)	(3,105,530)
Cash flows from (used in) financing activities:				
Long-term debt	(125,884)	(136,749)	(381,772)	(275,933)
Capital lease obligations	(45,734)	(97,193)	(212,121)	(78,715)
Issue of share capital, net of share issue costs	66,560	5,355,164	397,259	22,311,386
Cash from (used in) discontinued operations (note 5)	–	(327,937)	2,977,665	(1,288,181)
	(105,058)	4,793,285	2,781,031	20,668,557
Cash flows used in investing activities:				
Purchase of property and equipment	(745,821)	(710,352)	(1,445,911)	(1,252,560)
Business acquisition, net	–	–	(959,303)	(12,754,510)
Cash used in discontinued operations (note 5)	–	(173,597)	(117,035)	(1,312,694)
	(745,821)	(883,949)	(2,522,249)	(15,319,764)
Increase (decrease) in cash position	(5,785,685)	(2,560,260)	(6,026,333)	2,243,263
Cash, beginning of period	12,354,706	15,056,963	12,595,354	10,253,440
Cash, end of period	$ 6,569,021	$ 12,496,703	$ 6,569,021	$ 12,496,703
Supplemental disclosure:				
Interest paid	$ 16,448	$ 32,145	$ 71,059	$ 159,575
Interest received	$ 98,542	$ 75,598	$ 298,118	$ 122,622

See accompanying notes to consolidated financial statements.

CSI WIRELESS INC.

Notes to Consolidated Financial Statements

Periods ended September 30, 2006 and 2005
(unaudited)

1. Basis of presentation:

The accompanying unaudited consolidated financial statements for CSI Wireless Inc. (the "Company") have been prepared in accordance with Canadian generally accepted accounting principles for interim financial statements. The financial information included herein is unaudited. These interim financial statements follow the same accounting policies and methods of application as the most recent annual audited financial statements dated December 31, 2005 except for the following:

- Marketable securities – The Company's marketable securities are accounted for using the cost method. Declines in value that are other than temporary result in a write-down of the carrying value to estimated realizable value. At September 30, 2006, the market value of the securities was $4,675,000. The decrease in value has been assessed as temporary and, accordingly, no write-down has been recorded at period end.

The disclosures herein are incremental to those included within the annual financial statements and, accordingly, these interim financial statements should be read in conjunction with the annual statements.

2. Business acquisition:

On January 3, 2006, the Company, through its wholly-owned subsidiary Hemisphere GPS LLC, completed the acquisition of the business assets of Del Norte Technology, Inc. The acquisition has been accounted for using the purchase method and the allocation of the purchase price based on fair values was as follows:

Cash	$	157,659
Current assets		148,379
Property and equipment		95,146
Intangible assets		277,704
Goodwill		566,634
Current liabilities		(128,560)
	$	1,116,962

Consideration paid consisted of:		
Cash	$	1,087,674
Transaction costs		29,288
	$	1,116,962

CSI WIRELESS INC.

Notes to Consolidated Financial Statements, page 2

Periods ended September 30, 2006 and 2005
(unaudited)

3. **Share capital:**

(a) Authorized:

Unlimited number of common shares

(b) Issued:

	Number of shares	Amount
Balance, December 31, 2005	45,856,449	$ 103,463,383
Issued on exercise of stock options	69,629	108,227
Share issue costs		(15,503)
Transfer from contributed surplus on exercise of stock options	–	10,148
Balance, March 31, 2006	45,926,078	103,566,255
Issued on exercise of stock options	147,250	237,975
Transfer from contributed surplus on exercise of stock options	–	95,785
Balance, June 30, 2006	46,073,328	103,900,015
Issued on exercise of stock options	41,600	66,560
Transfer from contributed surplus on exercise of stock options	–	30,376
Balance, September 30, 2006	46,114,928	$ 103,996,951

(c) Stock options:

At September 30, 2006 there were 3,225,993 stock options outstanding, with 100,000 options granted in the current quarter. The fair value of each stock option granted is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions used for options granted in the third quarter of 2006: zero dividend yield; expected volatility of 83%; risk-free rate of 5%; and expected lives of 2.5 years. For the quarter ended September 30, 2006, the weighted average fair value of stock options granted was $1.75. The Company recorded $256,006 (2005 – $301,665) as compensation expense during the quarter, including the amount that is attributable to, and included in, the loss from discontinued operations.

CSI WIRELESS INC.

Notes to Consolidated Financial Statements, page 3

Periods ended September 30, 2006 and 2005
(unaudited)

4. Segmented information:

(a) Sales by geographic segment:

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
United States	$ 2,995,000	$ 3,103,000	$ 20,558,000	$ 14,891,000
Canada	730,000	1,266,000	10,394,000	6,077,000
Europe	904,000	546,000	3,145,000	2,619,000
Other	988,000	722,000	3,941,000	3,465,000

Sales are attributed to geographic segments based on the location of the customer.

(b) Assets by geographic segment:

	September 30, 2006	December 31, 2005
United States	$ 40,707,000	$ 72,988,000
Canada	27,844,000	17,201,000

5. Discontinued operations:

In the fourth quarter of 2005, the Company commenced activities to restructure and dispose of its Telematics product line, which was a component of the Wireless Business Unit. On July 28, 2006, the Company announced it had signed a definitive agreement to sell a portion of its Telematics product line to Trace Technologies, LLC ("Trace") and is continuing to work at closing this transaction. Proceeds include cash of US $450,000, promissory notes of US $375,000 payable within 180 days after closing, and restricted common shares of Trace's parent company, Gabriel Technologies Corp. with a value of US $145,000. The Company is in discussions with potential buyers with respect to the remainder of the Telematics product line.

On April 24, 2006, the Company announced it had signed a definitive agreement to sell its Fixed Wireless Telephone product line to Telular Corporation. The transaction closed on May 8, 2006.

As a result of the above circumstances, the Telematics and the Fixed Wireless Telephone product lines of the Wireless Business Unit have been classified as discontinued operations in these financial statements, with the comparative information being restated to conform to this disclosure.

As a result of an assessment of the fair value of the Wireless Business Unit compared to the anticipated net proceeds of sale, an impairment of goodwill attributed to the discontinued operations was recorded during the first quarter of 2006 totaling $8,000,000.

5. Discontinued operations (continued):

Proceeds on the disposition of the Fixed Wireless product line were as follows:

Cash	$	3,179,005
Accounts receivable		577,102
1,931,745 common shares of Telular Corporation		6,159,692
Less: disposition costs		(431,630)
	$	9,484,169

In addition, the Company received a cash payment of $178,000 for working capital items acquired by Telular Corporation.

The Company may earn 1,159,047 additional common shares of Telular Corporation based on the revenues earned by Telular Corporation on GSM and TDMA fixed wireless telephone sales in specific markets during defined periods which will end no later than June 30, 2007. The number of contingently issuable shares was fixed based on the average closing share price for the 25 days prior to the signing of the definitive agreement. At September 30, 2006, no additional common shares are due under this agreement.

The results of discontinued operations are as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Sales	$ 4,893,581	$ 6,504,277	$ 16,359,883	$ 30,988,492
Cost of sales	3,963,980	5,633,789	13,736,281	25,700,854
	929,601	870,488	2,623,602	5,287,638
Expenses:				
Research and development	132,994	1,725,722	2,231,151	4,962,447
Sales and marketing	84,393	623,864	1,081,336	1,867,923
General and administrative	2,628,877	220,616	3,078,275	811,519
Stock-based compensation	40,838	57,868	143,939	179,219
Amortization	25,398	393,319	448,320	1,049,563
	2,912,500	3,021,389	6,983,021	8,870,671
Loss before undernoted items	(1,982,899)	(2,150,901)	(4,359,419)	(3,583,033)
Gain on sale of product line	–	–	(190,000)	–
Severance and wind-down costs	–	–	2,021,000	–
Interest (income) expense	(4,495)	(12,067)	(25,752)	14,640
Goodwill impairment	–	–	8,000,000	–
Loss from discontinued operations	$ (1,978,404)	$ (2,138,834)	$(14,164,667)	$ (3,597,673)

CSI WIRELESS INC.

Notes to Consolidated Financial Statements, page 5

Periods ended September 30, 2006 and 2005
(unaudited)

5. Discontinued operations (continued):

Assets and liabilities presented in the consolidated balance sheet are recorded at fair value and include the following assets and liabilities of discontinued operations:

	September 30, 2006	December 31, 2005
Current assets	$ 5,831,448	$ 11,045,664
Assets:		
Property and equipment	493,852	4,701,725
Goodwill	–	13,527,334
	493,852	18,229,059
Current liabilities	(3,172,647)	(10,969,890)
	$ 3,152,653	$ 18,304,833

The cash flows from discontinued operations are as follows:

	Three months ended September 30,		Nine months ended September 30,	
	2006	2005	2006	2005
Cash flows used in operating activities:				
Loss from discontinued operations	$ (1,978,404)	$ (2,138,834)	$ (14,164,667)	$ (3,597,673)
Items not involving cash:				
Amortization	25,398	393,319	448,320	1,049,563
Stock-based compensation	40,838	57,868	143,939	179,219
Goodwill impairment	–	–	8,000,000	–
Gain on sale of product line	–	–	(190,000)	–
	(1,912,168)	(1,687,647)	(5,762,408)	(2,368,891)
Change in non-cash operating working capital:				
Accounts receivable	(725,100)	1,043,364	4,709,564	3,669,915
Inventories	136,182	(607,573)	329,633	(1,382,740)
Prepaid expenses and deposits	74,406	(91,213)	175,019	(75,189)
Accounts payable and accrued liabilities	550,796	(2,311,083)	(7,340,678)	(4,703,559)
	(1,875,884)	(3,654,152)	(7,888,870)	(4,860,464)
Cash flows from (used in) financing activities:				
Capital lease obligations	–	(327,937)	(346,812)	(1,288,181)
Proceeds on sale of product line, net of disposition costs	–	–	3,324,477	–
	–	(327,937)	2,977,665	(1,288,181)
Cash flows used in investing activities:				
Purchase of property and equipment	–	(173,597)	(117,035)	(1,312,694)
	$ (1,875,884)	$ (4,155,686)	$ (5,028,240)	$ (7,461,339)

6. Contingencies:

Subsequent to quarter-end, the Company was served with a statement of claim from Longview Advantage, Inc. The statement of claim relates to the Telematics activities of the Company, which is disclosed as discontinued operations in these financial statements. The Company will vigorously defend its position and, although the Company believes the lawsuit claiming damages of $35 million is without merit, the loss, if any, is not determinable at this time.

7. Comparative figures:

Effective in 2006, the Company has changed the accounting categorization of dealer selling commissions in the Statement of Operations. As these costs vary directly with sales of the Outback product line, the Company has determined that inclusion in determination of gross margin is a more meaningful presentation. This presentation has been applied in the current and comparative periods.

File No.
82-34943

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, STEVEN L. KOLES, Chief Executive Officer of CSI Wireless Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 10, 2006

Steven L. Koles
President & Chief Executive Officer

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, CAMERON B. OLSON, President and Chief Financial Officer of CSI Wireless Inc. certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52- 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of CSI Wireless Inc., (the issuer) for the interim period ending September 30, 2006;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 10, 2006

Cameron B. Olson
Chief Financial Officer

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Third Quarter Results

Year-to-date revenues increase 41%

Calgary, Alberta – November 9, 2006 - (TSX:CSY): CSI Wireless Inc., a designer and manufacturer of advanced GPS products, today reported its third quarter financial results.

CSI's GPS business operates under the Hemisphere GPS brand which owns the Outback, Satloc and Del Norte product names. Earlier this year, CSI made the strategic decision to focus its resources exclusively on its GPS product lines, where it is a market leader with significant competitive advantages and intellectual property. Accordingly, the Company sold its Fixed Wireless Telephone product line and is focused on the sale of the remainder of the Telematics assets with transactions targeted to close by the end of the year.

In addition, several senior management changes were made, most recently, with the addition of Steven Koles, an accomplished senior executive, who joined the Company as CSI's new President & CEO in September. Mr. Koles is leading the Company through its transition into a purely GPS focused business.

"I am very pleased to have joined a company with such strength and opportunity in the rapidly growing GPS industry", stated Mr. Koles. "We have made excellent progress re-focusing CSI into a pure-play GPS company. We have restructured and streamlined several items in the business during the third quarter, and will complete the transition by the end of this year. Our Hemisphere GPS business will enter 2007 focused and efficient, and positioned to generate record profitability for the Company."

2006 Third Quarter Financial Results

For the three months ended September 30, 2006, total revenue was $5.6 million, in line with the Company's second quarter conference call guidance for flat year-over-year growth relative to revenues of $5.6 million for the third quarter of 2005.

The majority of CSI's GPS revenues are derived from sales to the North American agriculture market. The significant seasonality of this market affects the Company's revenues as sales are directly to a seasonal end-user market. Based upon the needs of these markets, the third quarter is generally the slowest quarter, and the first and second quarters are generally the strongest. Year-to-date, the agriculture revenue segment has contributed over 75% of total GPS revenues, thus the seasonal effects are noticeable.

"Product delays that we had this summer, including our much anticipated Baseline product, were primarily responsible for the flat year-over-year revenue performance," said Mr. Koles. "I am pleased to report that these delays have been resolved and we are now shipping the Baseline and have additional new product launches pending shortly. While the third quarter revenues were flat versus last year's Q3, year–to-date revenue growth has been 41%."

"We are approaching stronger selling seasons for agriculture, where we are the dominant market leader," added Mr. Koles. "Increasing technology adoption in the agriculture sector, new products and positive macro trends are providing an optimistic outlook for next year."

Revenue compared to the third quarter of 2005 was also tempered by the decline in the US dollar, which weakened by 7% compared to the average rate for the three month period ended September 30 2005. Substantially all of the Company's revenues are denominated in US dollars.

Gross margins for the third quarter of 2006 were 19%, as compared to gross margins of 37% for the third quarter of 2005. Cost of sales for the quarter included one-time inventory write-downs of approximately $1.0 million resulting from an assessment of the salability of both raw materials and finished product, as well as a cost adjustment related to warranty pool inventory originally purchased in the Outback Business acquisition in April 2005. Before these write-downs, normalized gross margins for the third quarter would have remained flat year-over-year at 37%.

Cameron Olson, Chief Financial Officer explained: "The adjustments made to our inventory distort our actual gross margin performance for the quarter. Gross margins of 50% reported in Q2 are a more accurate indication of our expectation for 2007, reflecting the strength of the GPS business, the implementation of improvements in our manufacturing systems and structure, and the impact of the Company's Crescent™ GPS technology announced in 2005 which has now been incorporated into most of the Hemisphere GPS product lines."

The Company is experiencing significant customer interest in its Outback products including the Outback S2, the Outback eDrive, and the Baseline, launched earlier this year. The Company's other product lines, including those focused on non-agricultural markets, have also generated optimistic forecasts for 2007.

Total operating expenses for the third quarter were $5.1 million, unchanged from the same period in 2005. Research and development expenses remained consistent at $1.1 million. Sales and marketing expenses increased to $1.8 million, from $1.6 million in the third quarter of 2005, relating primarily to the acquisition of the Del Norte business at the beginning of 2006. General and administrative expenses decreased to $1.3 million from $1.5 million in the third quarter of 2005 as a result of improved operating efficiencies and the Hemisphere GPS restructuring initiated in the second quarter.

The continuing operations of the Hemisphere GPS product lines generated a loss of $3.8 million, or ($0.08) per share (basic and diluted), in the quarter compared to a loss of $3.7 million, or ($0.08) per share (basic and diluted) in the third quarter of 2005.

The Company generated a net loss from discontinued operations of $2.0 million for the quarter compared to a loss of $2.1 million in 2005. Revenues from discontinued operations were $4.9 million in the third quarter with gross margins of $0.9 million, compared to $6.5 million and $0.9 million in the prior year. Revenues relate primarily to final shipments on fixed wireless telephone purchase orders that were not transferable in the sale of the Fixed Wireless Telephone business in May 2006. During the quarter, the Company recorded incremental provisions for bad debts of $2.5 million related to Wireless accounts receivable. The most significant component of this reserve relates to accounts receivable for sales of fixed wireless telephones to India in the first quarter of 2006. The Company is aggressively pursuing collection of this account, however, believe that it is necessary to record a bad debt provision at this time due to uncertainty relating to its collectability.

"The remainder of the year will encompass completing activities surrounding the discontinued wireless operations so that we can head into 2007 fully focused on our greatest opportunities and strengths – Hemisphere GPS," added Mr. Koles.

CSI reported a consolidated net loss of $5.8 million, or ($0.13) per share (basic and diluted) in both the third quarter of 2006 and 2005.

At September 30, 2006, CSI Wireless had zero long-term debt, held cash of $6.6 million, and reported $25.6 million in working capital.

The cash balance of $6.6 million was down by $5.8 million from June 30, 2006. $3.1 million of cash was used for continuing operations. This use of cash was a result of the operating loss realized in the seasonally slowest quarter of the year, and an investment in inventory of approximately $1.2 million as the Company heads into the strongest agricultural selling season in the first half of 2007. In addition, capital expenditures relating to continuing operations were $0.7 million primarily related to costs associated with the renovation of a distribution facility for the

Company's agricultural products in Hiawatha, Kansas. Discontinued operations used cash of $1.9 million, primarily relating to the timing of payments against accounts payable relative to collections of accounts receivable.

Conference Call – Thursday November 9th at 11:00AM ET

A Web cast and conference call for shareholders, analysts and other members of the investment community has been scheduled for today at 11:00 a.m. Eastern Time to discuss the financial results and provide updates on operations.

To participate, please dial 1-800-240-6709 approximately 10 minutes before the conference call.

Please note that a live Web cast of the call will be available on the CSI Wireless Web site at http://www.csi-wireless.com . The Web cast will be archived there for later review.

A recording of the call will be available through November 16. Please dial 1-877-289-8525 and enter the reservation number 21209259# to listen to the rebroadcast.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets. The Company owns leading brand names, numerous patents and other intellectual property. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

For more information, please contact:

Cameron Olson
Chief Financial Officer
CSI Wireless Inc.
403-259-3311
colson@csi-wireless.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

CSI WIRELESS INC.

Consolidated Statements of Operations and Deficit
(unaudited)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Sales	$ 5,617,430	$ 5,636,521	$ 38,037,987	$ 27,051,950
Cost of sales	4,562,414	3,530,206	22,401,843	15,810,404
	1,055,016	2,106,315	15,636,144	11,241,546
Expenses:				
Research and development	1,134,299	1,093,520	3,531,915	2,959,690
Sales and marketing	1,772,476	1,626,253	6,933,442	4,014,233
General and administrative	1,346,509	1,537,276	4,208,062	3,880,778
Stock-based compensation	215,168	243,797	544,285	558,123
Amortization	637,533	565,306	1,843,437	1,261,746
	5,105,985	5,066,152	17,061,141	12,674,570
Loss before undernoted items	(4,050,969)	(2,959,837)	(1,424,997)	(1,433,024)
Restructuring costs	–	–	1,043,000	–
Foreign exchange (gain) loss	(132,998)	732,889	695,376	644,293
Interest income	(84,005)	(43,217)	(193,781)	(101,254)
Loss from continuing operations	(3,833,966)	(3,649,509)	(2,969,592)	(1,976,063)
Loss from discontinued operations	(1,978,404)	(2,138,834)	(14,164,667)	(3,597,673)
Net loss	(5,812,370)	(5,788,343)	(17,134,259)	(5,573,736)
Deficit, beginning of period	(42,302,035)	(18,728,051)	(30,980,146)	(18,942,658)
Deficit, end of period	$ (48,114,405)	$ (24,516,394)	$ (48,114,405)	$ (24,516,394)
Loss per common share from continuing operations:				
Basic and diluted	$ (0.08)	$ (0.08)	$ (0.06)	$ (0.05)
Loss per common share:				
Basic and diluted	$ (0.13)	$ (0.13)	$ (0.37)	$ (0.14)
Weighted average shares outstanding:				
Basic	46,086,642	43,332,724	45,992,887	38,539,245
Diluted	49,340,921	43,563,001	49,340,921	39,007,166

CSI WIRELESS INC.

Consolidated Balance Sheets
(unaudited)

	September 30, 2006	December 31, 2005
Assets		
Current assets:		
Cash	$ 6,569,021	$ 12,595,354
Accounts receivable	3,888,864	3,400,719
Inventories	10,853,584	11,030,410
Prepaid expenses and deposits	598,411	550,621
Marketable securities (market value – $4,675,000)	6,159,692	–
Current assets of discontinued operations	5,831,448	11,045,664
	33,901,020	38,622,768
Deferred commissions	301,863	24,472
Property and equipment	6,391,446	6,189,739
Intangible assets	4,501,350	4,727,733
Goodwill	22,961,432	22,394,799
Assets of discontinued operations	493,852	18,229,059
	$ 68,550,963	$ 90,188,570
Liabilities and Shareholders' Equity		
Current liabilities:		
Accounts payable and accrued liabilities	$ 3,950,109	$ 2,999,227
Deferred revenue	489,878	–
Current portion of long-term debt	406,782	483,134
Current portion of capital lease obligations	288,275	284,922
Current liabilities of discontinued operations	3,172,647	10,969,890
	8,307,691	14,737,173
Deferred revenue	1,579,211	222,413
Long-term debt	–	300,672
Capital lease obligations	192,937	408,411
Shareholders' equity:		
Share capital	103,996,951	103,463,383
Contributed surplus	2,588,578	2,036,664
Deficit	(48,114,405)	(30,980,146)
	58,471,124	74,519,901
	$ 68,550,963	$ 90,188,570

CSI WIRELESS INC.

Consolidated Statements of Cash Flows
(unaudited)

	Three months ended September 30, 2006	Three months ended September 30, 2005	Nine months ended September 30, 2006	Nine months ended September 30, 2005
Cash flows from (used in) operating activities:				
Loss from continuing operations	$ (3,833,966)	$ (3,649,509)	$ (2,969,592)	$ (1,976,063)
Items not involving cash:				
Amortization	637,533	565,306	1,843,437	1,261,746
Stock-based compensation	215,168	243,797	544,285	558,123
Unrealized foreign exchange loss	8,855	(153,476)	4,748	(153,516)
	(2,972,410)	(2,993,882)	(577,122)	(309,710)
Change in non-cash operating working capital:				
Accounts receivable	(118,395)	587,531	(467,047)	(383,984)
Inventories	(179,430)	1,795,255	304,107	4,181,257
Prepaid expenses and deposits	(270,458)	(117,949)	(47,790)	(37,855)
Deferred commissions	(17,952)	–	(277,391)	–
Accounts payable and accrued liabilities	380,024	(2,086,399)	822,322	(1,694,774)
Deferred revenue	119,699	–	1,846,676	–
	(3,058,922)	(2,815,444)	1,603,755	1,754,934
Cash used in discontinued operations	(1,875,884)	(3,654,152)	(7,888,870)	(4,860,464)
	(4,934,806)	(6,469,596)	(6,285,115)	(3,105,530)
Cash flows from (used in) financing activities:				
Long-term debt	(125,884)	(136,749)	(381,772)	(275,933)
Capital lease obligations	(45,734)	(97,193)	(212,121)	(78,715)
Issue of share capital, net of share issue costs	66,560	5,355,164	397,259	22,311,386
Cash from (used in) discontinued operations	–	(327,937)	2,977,665	(1,288,181)
	(105,058)	4,793,285	2,781,031	20,668,557
Cash flows used in investing activities:				
Purchase of property and equipment	(745,821)	(710,352)	(1,445,911)	(1,252,560)
Business acquisition, net	–	–	(959,303)	(12,754,510)
Cash used in discontinued operations	–	(173,597)	(117,035)	(1,312,694)
	(745,821)	(883,949)	(2,522,249)	(15,319,764)
Increase (decrease) in cash position	(5,785,685)	(2,560,260)	(6,026,333)	2,243,263
Cash, beginning of period	12,354,706	15,056,963	12,595,354	10,253,440
Cash, end of period	$ 6,569,021	$ 12,496,703	$ 6,569,021	$ 12,496,703
Supplemental disclosure:				
Interest paid	$ 16,448	$ 32,145	$ 71,059	$ 159,575
Interest received	$ 98,542	$ 75,598	$ 298,118	$ 122,622

File No.
82-34943

csi wireless™

Toronto Stock Exchange Symbol: CSY

www.csi-wireless.com

CSI Wireless Responds to Claim

Calgary, Alberta – October 21, 2006 - (TSX:CSY): CSI Wireless Inc. responded today regarding Longview Advantage, Inc., a private company located in Calgary, which has served CSI with a statement of claim filed in the Court of Queen's Bench of Alberta. The statement of claim relates to the Telematics activities of the Company which is a discontinued operation of CSI Wireless. Based on its review to date, CSI believes that the lawsuit, which claims damages of C$35 million, is without merit, will vigorously defend its position, and will issue a counterclaim against Longview.

About CSI Wireless

CSI Wireless designs and manufactures innovative, cost-effective GPS products for applications in agriculture, marine and other markets. CSI is a leader in several high-growth markets. The Company owns leading brand names, numerous patents, and other intellectual property and has licensed its technology to manufacturers of chipsets and GPS receivers. The Company's head office is in Calgary, Alberta, and it has major product development and sales and marketing facilities in Arizona, Kansas and Texas. For more information about CSI, go to www.csi-wireless.com.

The above disclosure contains certain forward-looking statements that involve substantial known and unknown risks and uncertainties. These forward-looking statements are subject to numerous risks and uncertainties, certain of which are beyond CSI Wireless's control, including: the impact of general economic conditions, industry conditions, increased competition, the lack of availability of qualified personnel or management, fluctuations in foreign exchange or interest rates, stock market volatility and market valuations of companies with respect to the announced transactions and the final valuations thereof, and obtaining required approvals of regulatory authorities. CSI Wireless's actual results, performance or achievement could differ materially from those expressed in, or implied by these forward-looking statements and, accordingly, no assurances can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits, including the amount of proceed, that CSI Wireless will derive therefrom.

For more information, please contact:

Steven Koles
Chief Executivel Officer
CSI Wireless Inc.
403-259-3311
SKoles@csi-wireless.com

Cory Pala
Investor Relations
E.vestor Communications Inc.
416-657-2400
CPala@evestor.com

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : CSI Wireless Inc.

Civil Title:	Mr.
First Name:	Cameron
Middle Name:	Blaine
Surname:	Olson
Date of Birth (MM/DD/YYYY):	08/02/1963
Has a PIF been submitted:	Yes — When: 06/06/2000

Type of Change	Position Title	Effective Date
Change in Position	Chief Financial Officer	09/08/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	09/14/2006
Last Updated:	09/14/2006

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : CSI Wireless Inc.

Civil Title:	Mr.
First Name:	Michael
Middle Name:	James
Surname:	Lang
Date of Birth (MM/DD/YYYY):	03/25/1958
Has a PIF been submitted:	No	When:

Type of Change	Position Title	Effective Date
Change in Position	Chairman of the Board	09/08/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	09/14/2006
Last Updated:	09/14/2006

**File No.
82-34943**

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer :	CSI Wireless Inc.

Civil Title:	Mr.		
First Name:	Steven		
Middle Name:	Lawrence		
Surname:	Koles		
Date of Birth (MM/DD/YYYY):	03/28/1970		
Has a PIF been submitted:	No	When:	

Type of Change	Position Title	Effective Date
New	President & CEO	09/08/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	09/14/2006
Last Updated:	09/14/2006

File No.
82-34943

Form 3 Submission - Change in Officers / Directors / Trustees

Issuer : CSI Wireless Inc.

Civil Title:	Mrs.
First Name:	Theresa
Middle Name:	Johanna
Surname:	Lea
Date of Birth (MM/DD/YYYY):	11/23/1957
Has a PIF been submitted:	No — When:

Type of Change	Position Title	Effective Date
Terminated/Resigned	Senior Vice President People & Communications	08/31/2006

Filed on behalf of the Issuer by:

Name:	Tracy Joanne Bedard
Phone:	4036406720
Email:	tbedard@csi-wireless.com
Submission Date:	08/31/2006
Last Updated:	08/31/2006